October 25, 2013

Via EDGAR

Michelle Roberts
Senior Attorney
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-8629

RE:    Principal Variable Contracts Funds, Inc.
Post-Effective Amendment on Form N-1A number 86
File Numbers 002-35570, 811-01944

Dear Ms. Roberts,

This letter responds, on behalf of Principal Variable Contracts Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on September 25, 2013, with respect to post-effective amendment number 86 to the Registrant’s registration statement on Form N-1A (“the Amendment”). The Amendment was filed with the Commission on August 16, 2013, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment number 87).
Comment 1. In correspondence to the Staff, please confirm that all blank or bracketed information will be updated in a subsequent filing and that exhibits will be or have been filed.
Response: Confirmed. All executed agreements will be filed; otherwise, form of agreements will be filed.
Comment 2. In the Principal Investment Strategies for the Diversified Balanced Managed Volatility and Diversified Growth Managed Volatility Accounts, the following phrase appears: “the Account typically allocates its assets, within predetermined ranges.” Why are the ranges not disclosed in that sentence?
Response: Disclosure later in the paragraph states the approximate weighting for the equity funds and fixed income fund. This first sentence is introducing the fund as a fund of funds and identifies the underlying funds. After the funds of funds have commenced operations, a future prospectus, in the Additional Information about Investment Strategies and Risks – Fund of Funds section, will identify the underlying fund weightings as of a particular date.

Comment 3. For the Diversified Balanced Managed Volatility Account, please confirm that the Account will have at least 25% of its assets invested in equity investments and at least 25% of its assets invested in fixed income investments.
Response: Confirmed.
Comment 4. In the Principal Investment Strategies for the Diversified Balanced Managed Volatility and Diversified Growth Managed Volatility Accounts, the following phrase appears: “In selecting underlying funds and target weights.” What is meant by the reference to “target weights”?

Response: The phrase is referencing the “target weights” of the underlying funds in which the fund of funds invests. The Registrant will revise the sentence by adding “their”: “In selecting underlying funds and their target weights….”

Comment 5. The Principal Investment Strategies for the Diversified Balanced Managed Volatility, Diversified Growth Managed Volatility, and LargeCap S&P 500 Managed Volatility Index Accounts reference vertical put spreads and vertical call spreads. These are technical terms; please explain the concepts in plain English.

Response: The Registrant will revise the disclosure as follows. For the Diversified Balanced Managed Volatility and Diversified Growth Managed Volatility Accounts, the Registrant will state: “An underlying fund also buys vertical call spreads and vertical put spreads as part of an active strategy intended to reduce volatility.  Vertical spreads are the simultaneous purchase and sale of two options of the same type with the same expiration date but two different strike prices. The strike price is the fixed price at which the owner of the option can buy (in the case of a call), or sell (in the case of a put), the underlying security.” For the LargeCap S&P 500 Managed Volatility Index Account, the Registrant will state: “Vertical spreads are the simultaneous purchase and sale of two options of the same type with the same expiration date but two different strike prices. The strike price is the fixed price at which the owner of the option can buy (in the case of a call), or sell (in the case of a put), the underlying security.”

Comment 6. For the Diversified Balanced Managed Volatility, Diversified Growth Managed Volatility, and LargeCap S&P 500 Managed Volatility Index Accounts, please add disclosure regarding the management of the volatility management strategy. For example, is there a target volatility measure for the manager to assess its target volatility efforts?

Response: The Registrant respectfully declines to revise the disclosure. Reviewing the Account’s performance is one way in which a person can measure the effectiveness of the strategies used in each Account, and the Registrant identified in the prospectus what it believes is an appropriate broad-based securities market index by which to compare each Account’s performance.  See Form N-1A Item 4(b)(2). The Registrant does not believe it is necessary to add other disclosure because it is not aware of a requirement to include such detailed information.  See Form N-1A General Instruction C.1.(a) (“The prospectus should emphasize the Fund’s overall investment approach and strategy.”); (b) (the prospectus disclosure requirements seek to provide “information for an average or typical investor who may not be sophisticated in legal or financial matters”); and (c) (“The prospectus should avoid … lengthy legal and technical discussions…. Avoid excessive detail.”).

Comment 7. For the Diversified Balanced Managed Volatility and Diversified Growth Managed Volatility Accounts, please disclose fund of fund risk as a principal risk given the strategy disclosure on page 19 (Additional Information about Investment Strategies and Risks).

Response: The Registrant respectfully declines to revise the Principal Risks because the Registrant believes that the risks of being a fund of funds are disclosed in the Principal Risks section through various Principal Risks, including, Asset Allocation Risk, Conflict of Interest Risk, and Investment Company Securities Risk.

Comment 8. For the Diversified Balanced Managed Volatility and Diversified Growth Managed Volatility Accounts, please add small and medium market capitalization companies risk as a principal risk given the disclosure in the Additional Information about Investment Strategies and Risks.
Response: The Registrant respectfully declines to revise the disclosure. The Equity Securities Risk used in the Principal Risks section highlights some differences between various market capitalization segments and notes that small- and mid-sized companies may present greater risk and price volatility than larger companies. The risks of small- and mid-sized companies are more fully described in the “Additional Information about Investment Strategies and Risks” section under the “Small and Medium Capitalization Companies” sub-heading. This disclosure approach is consistent with Form N-1A. See Form N-1A Item 4(b)(1)(i); General Instruction C.1.(c), (d).

Comment 9. For the Diversified Growth Managed Volatility Account, please confirm there are no “other expenses” to be shown in the Annual Account Operating Expenses table.

Response: Confirmed.

Comment 10. In the Principal Investment Strategies for the Diversified Balanced Managed Volatility and Diversified Growth Managed Volatility Accounts, there is a statement that a portion of each Account’s assets are allocated to equity index funds “according to U.S. and non-U.S. market capitalizations.” What is meant by that?

Response: The Registrant will revise the disclosure as follows. The Diversified Balanced Managed Volatility Account’s disclosure will state: “The Account generally allocates approximately 50% of its assets to the equity index funds to gain broad market capitalization exposure to both U.S. and non-U.S investments and approximately 50% to the Bond Market Index Account for intermediate duration fixed-income exposure.” The Diversified Growth Managed Volatility Account’s disclosure will state: “The Account generally allocates approximately 65% of its assets to the equity index funds to gain broad market capitalization exposure to both U.S. and non-U.S investments and approximately 35% to the Bond Market Index Account for intermediate duration fixed-income exposure.”

Comment 11. In the Principal Investment Strategies for the LargeCap S&P 500 Managed Volatility Index Account, a reference to “strike price” is included. Please use plain English to explain the concept.

Response: The Registrant will revise the disclosure (by including a sentence describing “strike price”) as follows: “The strike price is the fixed price at which the owner of the option can buy (in the case of a call), or sell (in the case of a put), the underlying security.”

Comment 12. Given that the Diversified Balanced Managed Volatility and Diversified Growth Managed Volatility Accounts include a “Volatility Management Risk” as a Principal Risk, consider designating “Hedging” as “Principal” in the Additional Information about Investment Strategies and Risks section.

Response: The Registrant will revise the designation for Hedging as “Principal.”

Comment 13. In the Part C signature pages, please include the date and accession number for the filing in which the powers of attorney were filed.

Response: The requested revision will be made.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 or Adam Shaikh at 515-235-9328 if you have any questions.
Sincerely,
/s/ Jennifer A. Mills
Jennifer A. Mills
Assistant Counsel, Registrant

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